Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
January 16, 2008

Office of Investor Education and Assistance
SEC Headquarters

100 F Street, NE [redacted]
Washington, DC [redacted]
U.S.A

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since December 19, 2007 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal and Compliance -Global at 011-813-3660-7619 (telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By ______________________
Name: Tadaaki Sugiyama
Title: Vice President
Legal and Compliance- Global

Enclosures: Annex A
Annex B

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE December 19 , 2007

A. ENGLISH LANGUAGE DOCUMENTS

Press release dated December 19, 2007
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Press release on the transfer of the stocks of Kao Infonetwork Company Limited dated January 9,2008
(A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-2)

(2) Report on the Acquisition of Treasury Shares dated January 11, 2008
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-3)

ANNEX B

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Press release on the transfer of the stocks of Kao Infonetwork Company Limited

Kao Corporation announced that it was agreed that Kao Corporation transfers all of the shares of Kao Infonetwork Company Limited, a wholly owned subsidiary, capitalized at fifty million yen to Nippon Information and Communication Corporation as of January 31, 2008.

(2) Report on the Acquisition of Treasury Shares

Pursuant to the Financial Instruments and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the resolution of the Board of Directors to purchase the treasury shares. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report filed on January 11, 2008 includes the following information:

i. On October 23, 2007, the Board of Directors of Kao resolved to repurchase up to 4,600,000 shares of common stock for treasury, for up to ¥15,000,000,000. In December 2007, Kao repurchased pursuant to that resolution a total of 1,824,000 shares for ¥6,223,860,000.
As of December 31, 2007, Kao had issued 549,443,701 shares of common stock, and held 5,029,687 of them.

Exhibit A-1

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market and its Completion

December 19, 2007

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market in accordance with Article 156 of the Corporation Law applicable pursuant to Article 165, paragraph 3 of the said Law, and has today completed the purchase pursuant to the resolution made at the meeting of the Board of Directors held on October 23, 2007.

Type of purchased shares:	Common stock of the Company
Total number of purchased shares:	1,824,000 shares
Total amount of the purchases:	6,223,860,000 yen
Period of purchases:	From November 28, 2007 to December 19, 2007
Method of purchases:	Purchased from the market at Tokyo Stock Exchange

Reference:

Information regarding the resolution made at the meeting of the Board of Directors held on October 23, 2007:

Type of shares to be purchased:	Common stock of the Company
Total number of shares to be purchased:	Up to 4,600,000 shares
Total amount of the purchases:	Up to 15,000,000,000 yen
Period of purchases:	From October 24, 2007 to December 19, 2007

Total number of purchased shares and total amount of the purchases pursuant to the above-noted resolution:

4,524,000 shares

14,999,010,000 yen

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit B-1

平成１９年１２月１９日

各　位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　﨑　元　規
（コード番号　４４５２　東証第一部）

自己株式の市場買付及びその終了に関するお知らせ

当社は、会社法第165条第３項の規定により読み替えて適用される同法第156条の規定に基づく自己株式の取得について、下記の通り市場買付を実施いたしましたので、お知らせいたします。

なお、本日の市場買付をもって、平成19年10月23日開催の当社取締役会決議に基づく自己株式の取得をすべて終了いたしましたので、あわせてお知らせいたします。

記

・取得した株式の種類　当社普通株式
・取得した株式の総数　1,824,000株
・取得価額の総額　6,223,860,000円
・取得期間　平成19年11月28日から平成19年12月19日まで
・取得方法　東京証券取引所における市場買付

（ご参考）

平成19年10月23日開催の当社取締役会での決議内容

・取得する株式の種類　当社普通株式
・取得する株式の総数　4,600,000株（上限）
・株式の取得価額の総額　15,000,000,000円（上限）
・取得期間　平成19年10月24日から平成19年12月19日まで

上記取締役会決議に基づき取得した自己株式の累計

4,524,000株
14,999,010,000円

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話03-3660-7041～7042

Exhibit B-2

〒103-8210 東京都中央区日本橋茅場町1-14-10 TEL 03-3660-7041・7042 FAX 03-3660-7044 http://www.kao.co.jp/

＜発表資料＞　2008年1月9日 07062

花王インフォネットワーク株式会社の株式を日本情報通信株式会社に譲渡

花王株式会社（社長・尾崎元規）は、花王インフォネットワーク株式会社の株式を本年１月末日をもって日本情報通信株式会社（社長・富田修二）に譲渡することで同社と合意に達しましたのでお知らせいたします。

花王インフォネットワーク株式会社は、花王の100%子会社として、1996年6月に設立され、ＥＤＩパッケージソフト「エディパック®、EDIPACK®」等の販売・保守管理を通して製造・流通・サービス業等幅広い業種で電子取引推進・ＩＴ化の役割を果たしてまいりましたが、このたび花王グループの事業としてはその一定の役割を終了したとの判断からその株式を譲渡するに至りました。なお、花王グループでは、株式譲渡後も、花王インフォネットワーク株式会社（日本情報通信株式会社の子会社として「エヌアイシー・インフォトレード株式会社」に社名変更予定）に、引き続きＥＤＩ関連業務を委託する予定です。

■ 花王インフォネットワーク株式会社の会社概況

【商号】	花王インフォネットワーク株式会社 (英文名:Kao Infonetwork Company Limited)
【設立】	1996年6月
【資本金】	50百万円 (花王株式会社100%出資)
【従業員数】	25名 (2007年3月末時点)
【代表者】	代表取締役 土岐 守
【決算期】	3月期決算
【事業内容】	コンピュータソフトウェアの開発・販売・リース、 情報処理サービス、通信サービス及び情報提供サービス
【URL】	http://www.kaoinfo.co.jp/

■ 日本情報通信株式会社の会社概況

【商号】	日本情報通信株式会社 (略称：NI+C)
【設立】	1985年12月
【所在地】	東京都中央区明石町8-1聖路加タワー15F
【資本金】	4,000百万円 (2007年3月末時点)
【代表者】	代表取締役社長 富田 修二
【従業員数】	657名 (2007年6月1日時点)
【決算期】	3月期決算
【株主】	ＮＴＴ (50%)、日本IBM (50%)
【事業内容】	ｼｽﾃﾑ･ｲﾝﾃｸﾞﾚｰｼｮﾝ、 ｼｽﾃﾑ保守・管理、 ﾈｯﾄﾜｰｸｻｰﾋﾞｽ、 ﾊｰﾄﾞ･ﾐﾄﾞﾙｳｪｱの販売
【URL】	http://www.NIandC.co.jp

<本件についてのお問い合わせ> 花王株式会社 広報部 TEL03-3660-7041～7042

Exhibit B-3

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	金融商品取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成20年１月11日
【報告期間】	自　平成19年12月１日　至　平成19年12月31日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　青木　和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　青木　和義
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1【取得状況】

(1)【株主総会決議による取得の状況】

平成19年12月31日現在

区分	株式数（株）		価額の総額（円）
株主総会（　　年　月　日）での決議状況 （取得期間　　年　月　日～　　年　月　日）			
報告月における取得自己株式（取得日）	月　日		
計	－		
報告月末現在の累積取得自己株式			
自己株式取得の進捗状況（%）			

(2)【取締役会決議による取得の状況】

平成19年12月31日現在

区分	株式数（株）		価額の総額（円）
取締役会（平成19年10月23日）での決議状況 （取得期間※平成19年10月24日～平成19年12月19日）		4,600,000	15,000,000,000
報告月における取得自己株式（取得日※）	12月3日	117,000	385,940,000
	12月4日	116,000	388,380,000
	12月5日	115,000	387,900,000
	12月6日	117,000	388,170,000
	12月7日	116,000	387,710,000
	12月10日	113,000	388,050,000
	12月11日	112,000	387,320,000
	12月12日	112,000	387,480,000
	12月13日	113,000	389,200,000
	12月14日	112,000	388,510,000
	12月17日	114,000	390,000,000
	12月18日	114,000	389,780,000
	12月19日	114,000	390,920,000
	12月20日	113,000	389,330,000
	12月21日	113,000	391,160,000
	12月25日	113,000	394,010,000
計	－	1,824,000	6,223,860,000
報告月末現在の累積取得自己株式		4,524,000	14,999,010,000
自己株式取得の進捗状況（%）		98.3%	100.0%

※　取得期間は約定ベースで、取得自己株式は受渡ベースで記載しております。

2【処理状況】

平成19年12月31日現在

区分	報告月における処分株式数（株）		処分価額の総額（円）
引き受ける者の募集を行った取得自己株	（処分日）		

式	月　日		
計	－		
消却の処分を行った取得自己株式	（消却日） 月　日		
計	－		
合併、株式交換、会社分割に係る移転を行った取得自己株式	（移転日） 月　日		
計	－		
その他（　　　　　　　　　）	（処分日） 月　日		
計	－		
合　計			

3【保有状況】

平成19年12月31日現在

報告月末日における保有状況	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	5,029,687

END